Moody National REIT II, Inc. POS AM

Exhibit 99.1

Consent of Independent Valuation Expert

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role in the valuation process with respect to the properties that we appraised that are owned by Moody National REIT II, Inc. (the “Company”) included in the Company's Registration Statement on Form S-11 (File No. 333–222610) and the prospectus included therein (the “Prospectus”) and any amendments thereto and (2) the disclosure in the Prospectus that the Company’s investment in hotel properties was based in part on the estimated values of the properties that we have provided to the Company, as of the date presented.

July 29, 2019	Kendall Realty Consulting Group, LLC
	By:	/s/ Gregory P. Kendall
	Name:	Gregory P. Kendall
	Title:	President